Delisting Determination, The Nasdaq Stock Market, LLC, October 15, 2024. A SPAC II Acquisition Corp.
The Nasdaq Stock Market LLC (the Exchange) has determined to remove from listing the securities of A SPAC II Acquisition Corp., effective at the opening of the trading session on October 25, 2024.
Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5450(a)(2).
The Company was notified of the Staff determination on September 13, 2024. The Company did not appeal the Staff determination to the Hearings Panel. The Company securities were suspended on September
24, 2024. The Staff determination to delist the Company securities became final on September 24, 2024.